VALNEVA SE
Îlot Saint-Joseph, Bureaux Convergence, Bât. A,
12 ter Quai Perrache
69002 Lyon, France

Valneva Announces the Successful Completion of a €84 million Reserved Offering

Lyon (France), April 30, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) (“Valneva” or the “Company”), a specialty vaccine company, announces the successful completion of an €84 million (including share issue premium) reserved offering subscribed by a limited number of investors (the “Reserved Offering”), including €37 million to be received upon closing and an aggregate of up to €47 million if all the warrants are exercised, subject to satisfaction of specific conditions. The closing of the Reserved Offering is expected to occur on May 5, 2026, subject to customary closing conditions.
The Reserved Offering was led by existing investor Frazier Life Sciences, with participation by new investors TCGX, Deep Track Capital, Cormorant Asset Management, Perceptive Advisors, Vivo Capital, and Samsara BioCapital, as well as existing investor Nantahala Capital.
Use of proceeds
The Company intends to use the net proceeds from the Reserved Offering, together with its existing cash, to (i) advance its existing pipeline of differentiated vaccine candidates, maximize growth of its cash-generating commercial business and (ii) for working capital and general corporate purposes. The net proceeds will be allocated equally between these two objectives.

Terms & Conditions of the Reserved Offering
The Reserved Offering was carried out through the issuance of 15,893,817 new ordinary shares of the Company (the “New Shares”), each New Share with one share warrant attached (a “Warrant” and, together with the New Share to which it is attached, an “ABSA”, or Actions à Bons de Souscription d'Actions) at a subscription price of €2.33 per ABSA, as part of a share capital increase for an amount of €37 million. If all the Warrants attached to the New Shares are exercised, up to 15,893,817 additional new ordinary shares (the “Warrant Shares”) will be issued by the Company for an amount of approximately €47 million.
The Reserved Offering has been carried out (i) in the United States, to a limited number of “qualified institutional buyers” as defined by Rule 144A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to an exemption from the registration requirements of Section 4(a)(2) of the Securities Act, and (ii) outside the United States, in offshore transactions in accordance with Regulation S of the Securities Act, (A) within the European Union (including France), to “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”) and (B) outside the European Union (excluding the United States, Canada, Japan and Australia) in accordance with the rules applicable in each of the countries concerned, for the benefit of categories of investors defined in the 28th resolution of the General Meeting.

Jefferies LLC, Jefferies GmbH, TD Cowen, Stifel, Nicolaus & Company, Incorporated, Stifel Europe Securities SAS, acted as Global Coordinators, and Van Lanschot Kempen (USA) Inc. and Van Lanschot Kempen N.V., together with the Global Coordinators, acted as Joint Bookrunners (the “Managers”), have been appointed to assist the Company as placement agents in connection with the Reserved Offering. Jefferies GmbH also acted as settlement agent in connection with the Reserved Offering.
The ABSA are issued through a capital increase without shareholders’ preferential subscription rights for the benefit of categories of investors in accordance with Article L. 225-138 of the French Commercial Code and pursuant to the decisions of the Company’s Chief Executive Officer on April 29, 2026, acting upon sub-delegation of the Company’s Board of Directors on April 28, 2026, in accordance with the delegations granted pursuant to the 28th and 34th resolutions of the Company’s combined shareholders’ meeting held on June 25, 2025 (the “General Meeting”).
Concurrently with the execution of a securities purchase agreement, the Company and the investors entered into a registration rights agreement pursuant to which the Company has agreed to file a registration statement with the Securities and Exchange Commission registering the resale of the New Shares, the Warrant Shares and any American Depositary Shares (“ADSs”) created upon deposit thereof.
Terms & Conditions of the ABSA
The issue price of one ABSA is €2.33 (including €0.15 par value and €2.18 share issue premium), representing a facial discount of 1.6% to the volume-weighted average price of the Valneva shares on the regulated market of Euronext Paris (“Euronext Paris”) over the three trading days preceding the setting of such issue price, i.e. April 27, 28, and 29, 2026 (i.e. €2.37) (the “3-day VWAP”). The theoretical value of a Warrant using the Black-Scholes method is €0.30, which takes into account various parameters, including volatility (37.5%), the issue price of the ABSA, the Exercise Price (as defined below) of the Warrants or the Exercise Period (as defined below).
One Warrant entitles its holder to subscribe to one Warrant Share of the Company (the “Exercise Ratio”), at an exercise price of €2.96 per ordinary share (the “Exercise Price”), representing a premium of 25% to the 3-day VWAP, subject to standard adjustments.
The issue price of an ABSA minus the theoretical value of a Warrant reflects a total discount of 14.4% per Valneva share compared with the 3-day VWAP, consistent with the maximum discount authorized by the General Meeting pursuant to its 28th resolution.
The Warrants may be exercised, in whole or in part, for cash, at any time from the Business Day immediately following their issuance to the earlier of (i) the 30th calendar day following receipt by the Company of the FDA regulatory approval for its investigational 6-valent OspA-based Lyme disease vaccine candidate (LB6V, formerly known as VLA15) and (ii) the third business day (included) prior to March 31, 2028 (the “Exercise Period”), it being specified that, if, as of March 1, 2028, (i) the FDA has determined that the application for the FDA regulatory approval was sufficiently complete to permit a substantive review and (ii) the FDA regulatory approval has not yet been obtained, such maturity date shall automatically be extended to September 30, 2028 and the Exercise Period shall be correspondingly extended.
In the case of a suspension1, the Exercise Period shall be automatically extended for a period equal to the duration of such suspension; provided, however, that in no event shall such extension result in the Exercise Period exceeding the period ending on the third business day (included) prior to March 31, 2028 (or, if applicable, September 30, 2028).
The Warrants are not listed on a regulated market or multilateral trading facility but are admitted to the operations of Euroclear France SA (ISIN: FR00140188J5). The Warrants were detached from the New Shares upon their issuance.
Holders of Warrants will be automatically grouped in a masse to defend their common interests. The masse will act, in part, through a representative and, in part, through collective decisions of the Warrants holders.
Dilution
The 15,893,817 New Shares issued in the Reserved Offering will represent dilution of approximately 9.1% of the share capital of the Company (on a non-diluted basis). On an illustrative basis, a shareholder holding 1% of Valneva’s share capital before the Reserved Offering would hold a stake of 0.9% after completion of the Reserved Offering.
In addition, assuming the exercise in full of all 15,893,817 Warrants at the Exercise Ratio, a maximum of 15,893,817 new ordinary shares would be issued, representing additional dilution of approximately 8.4% of the share capital of the Company (on a non-diluted basis, after issuance of the New Shares).
Evolution of the shareholding structure in connection with the Reserved Offering
The shareholding structure of the Company prior to the Reserved Offering is set forth below:

Shareholding prior to the Reserved Offering (on a non-diluted basis)
Shareholders	Number of shares	% of share capital	Number of theoretical voting rights	% of theoretical voting rights
CDC (Bpifrance Participations, and CDC Croissance)	11,914,707	6.85%	19,073,542	10.12%
Of which Bpifrance Participations SA	7,158,835	4.12%	14,317,670	7.60%
Pfizer Inc.	9,554,395	5.49%	9,554,395	5.07%
Groupe Grimaud La Corbière	6,252,237	3.60%	11,707,068	6.21%
1 The Company may suspend the exercise of the Warrants in the event of a capital increase, an issuance of securities giving access to the share capital, any other financial transaction involving a preferential subscription right or a priority subscription period for shareholders, or a merger or demerger (scission), for a period not exceeding three months (or such other period set by applicable regulations).

Shareholding prior to the Reserved Offering (on a non-diluted basis)
Shareholders	Number of shares	% of share capital	Number of theoretical voting rights	% of theoretical voting rights
Braidwell LP	5,400,000	3.11%	5,400,000	2.87%
Candriam	3,833,571	2.20%	3,833,571	2.03%
Frazier Life Sciences Public Fund, L.P	3,623,582	2.08%	3,623,582	1.92%
Employees	467,345	0.27%	561,501	0.30%
Treasury shares	124,322	0.07%	124,322	0.07%
Free float	132,707,261	76.32%	134,587,881	71.41%
Total	173,877,420	100.00%	188,465,862	100.00%

The issuance of the New Shares will have the following impact on the allocation of the share capital and voting rights of the Company:

Shareholding following the issuance of the New Shares (on a non-diluted basis)
Shareholders	Number of shares	% of share capital	Number of theoretical voting rights	% of theoretical voting rights
CDC (Bpifrance Participations and CDC Croissance)	11,914,707	6.28%	19,073,542	9.33%
Of which Bpifrance Participations SA	7,158,835	3.77%	14,317,670	7.01%
Pfizer Inc.	9,554,395	5.03%	9,554,395	4.68%
Frazier Life Sciences Public Fund, L.P	7,291,827	3.84%	7,291,827	3.57%
Groupe Grimaud La Corbière	6,252,237	3.29%	11,707,068	5.73%
Braidwell LP	5,400,000	2.85%	5,400,000	2.64%
Candriam	3,833,571	2.02%	3,833,571	1.88%
Employees	467,345	0.25%	561,501	0.27%
Treasury shares	124,322	0.07%	124,322	0.06%
Free float	144,932,833	76.37%	146,813,453	71.84%
Total	189,771,237	100.00%	204,359,679	100.00%

The issuance of the New Shares and the Warrant Shares (assuming full exercise) will have the following impact on the allocation of the share capital and voting rights of the Company:

Shareholding following the issuance of the New Shares and the Warrant Shares (on a non-diluted basis)
Shareholders	Number of shares	% of share capital	Number of theoretical voting rights	% of theoretical voting rights
CDC (Bpifrance Participations, CDC Croissance)	11,914,707	5.79%	19,073,542	8.66%
Of which Bpifrance Participations SA	7,158,835	3.48%	14,317,670	6.50%
Frazier Life Sciences Public Fund, L.P	10,960,072	5.33%	10,960,072	4.98%
Pfizer Inc.	9,554,395	4.65%	9,554,395	4.34%
Groupe Grimaud La Corbière	6,252,237	3.04%	11,707,068	5.32%
Braidwell LP	5,400,000	2.63%	5,400,000	2.45%
Candriam	3,833,571	1.86%	3,833,571	1.74%
Employees	467,345	0.23%	561,501	0.25%
Treasury shares	124,322	0.06%	124,322	0.06%
Free float	157,158,405	76.41%	159,039,025	72.21%
Total	205,665,054	100.00%	220,253,496	100.00%

Lock-up
In connection with the Reserved Offering, the Company’s board members and executive officers are subject to a contractual lock-up from the date hereof and for a period of 60 days after the settlement and delivery of the New Shares, subject to customary exceptions.
The Company has also agreed to be bound by a contractual lock-up for a period of 60 days following the date of the settlement and delivery of the Reserved Offering, subject to customary exceptions.
The investors in the Reserved Offering have not entered into any lock-up undertakings.
Cash position
As of December 31, 2025, the Company had cash and cash equivalents of €109.7 million. Without the net proceeds of the Reserved Offering, the Company’s current resources are sufficient to cover its operating needs for the next 12 months.

Risk Factors
Potential investors should carefully consider the following risks: (i) shareholders who have not participated in the Reserved Offering may see their participation in the Company’s share capital diluted due to the issuance of the New Shares and the potential exercise of the Warrants, (ii) the volatility and liquidity of the Company’s ordinary shares and ADSs may experience significant fluctuation, and there may be differences on Nasdaq and Euronext, (iii) sales of the Company’s ordinary shares and ADSs, in particular by its significant shareholders, could occur on the market and have an adverse impact on the Company’s trading prices, and (iv) existing and potential investors in the Company’s ordinary shares or ADSs may have to request the prior authorization from the French Ministry of Economy prior to acquiring a significant ownership position in the ordinary shares or ADSs of the Company.
In addition, the Company draws attention to the risk factors related to the Company and its activities presented in section 1.5 of the 2025 universal registration document filed with the AMF under number D.26-0102 on March 17, 2026, which are available free of charge on the Company’s website, as well as on the AMF’s website.
Settlement and Delivery -- Documentation
The Company’s ADSs are listed on the Nasdaq Global Select Market under the ticker symbol “VALN”. The Company’s ordinary shares are listed on Euronext under the symbol “VLA”.
The New Shares are expected to be admitted to trading on Euronext Paris on May 5, 2026. The New Shares will be subject to the provisions of the Company’s bylaws and will be assimilated to existing shares upon final completion of the Reserved Offering. They will be admitted to trading on the same trading line as the Company’s existing shares under the same ISIN code FR0004056851.
The Reserved Offering is not subject to a prospectus requiring an approval of the French Financial Markets Authority (Autorité des marchés financiers – the “AMF”) or to the filing with the AMF of a document containing the information set out in Annex IX of the Prospectus Regulation.
Further reduction of operating expenses
Following the recent consolidation of its operations in France2, Valneva has initiated a further restructuring plan, to include a workforce reduction, which is designed to reduce expenses while continuing to focus its resources on its base business and key strategic projects.
About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
2 See Valneva press release dated November 26, 2025.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available on the Company’s website.

Media and Investor Relations Contacts

Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Special Note Regarding Forward-Looking Statements
This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the expected closing of the Reserved Offering and the use of proceeds therefrom. Words such as “expects,” “intends,” “can,” “could,” “may,” “might,” “plan,” “potential,” “should,” and “will,” or the negative of these and similar expressions are intended to identify forward-looking statements.
These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including such as unfavorable conditions in the industry, geopolitical events, market conditions, including the trading price and volatility of Valneva’s ADSs and ordinary shares, and risks related to Valneva’s business and financial performance.
Further information on the risk factors that may affect the Company’s business and financial performance is included in Valneva’s Annual Report on Form 20-F filed with the SEC on March 17, 2026 under “Item 3.D. Risk Factors” and in Valneva’s 2025 universal registration document filed with the French Financial Markets Authority (Autorité des marchés financiers – the “AMF”) under number D.26-0102 on March 17, 2026, and in any subsequent filings Valneva makes with the SEC from time to time, which are available on the SEC’s website.
The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Valneva assumes no obligation to update these forward-looking statements publicly.
Disclaimers
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company in the United States of America, nor shall there be any sale of such securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. None of the securities to be issued in connection with the Reserved Offering have been registered under the Securities Act and such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements.
The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.
This document does not constitute an offer to the public in France. The securities referred to herein have not been and will not be offered or sold to the public in France, and no marketing materials relating to the securities may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in France (except for public offerings defined in Article L. 411-2, 1° of the French Monetary and Financial Code (Code monétaire et financier)).
The securities referred to in this document are reserved to certain categories of beneficiaries as defined in the 28th resolution of the 2025 General Meeting, in accordance with Article L. 225-138 of the French Commercial Code.
This announcement is an advertisement and not a prospectus within the meaning of the Prospectus Regulation nor a document containing the information set out in Annex IX of the Prospectus Regulation.
In relation to each member state of the European Economic Area (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons per Relevant Member State (other than a qualified investor as defined in the Prospectus Regulation); or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a document containing the information set out in Annex IX of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the Managers and the Company that it is a qualified investor as defined in the Prospectus Regulation.
For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in article 2(d) of the Prospectus Regulation.
This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.
Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the New Shares and Warrants offered in the Reserved Offering has led to the conclusion in relation to the type of clients criteria only that: (i) the type of clients to whom the New Shares and Warrants are targeted is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the New Shares and Warrants offered in the Reserved Offering to eligible counterparties and professional clients are appropriate.
Any person subsequently offering, selling or recommending the New Shares or Warrants (a “distributor”) should take into consideration the manufacturers’ type of clients assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the New Shares and Warrants offered in the Reserved Offering (by either adopting or refining the manufacturers’ type of clients assessment) and determining appropriate distribution channels.

This press release has been prepared in both French and English. In the event of any discrepancies between the two versions of the press release, the French language version shall prevail.